

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 10, 2017

<u>Via E-mail</u>
Michael L. Sapir
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue
East Tower, 10th Floor
Bethesda, Maryland 20814

> **Re:** **ProShares Trust II**
> **Registration Statement on Form S-3**
> **Filed September 28, 2017**
> **File No. 333-220688**

Dear Mr. Sapir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Kenny S. Terrero, Esq.
Sidley Austin LLP